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Daniel I. Goldberg, Esq. Direct Phone: +1 212 549 0380 Email: dgoldberg@ReedSmith.com

February 13, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Pamela Howell

Re:	Signal Genetics LLC Draft Registration Statement on Form S-1 submitted December 30, 2013 CIK No. 0001590750

Dear Ms. Howell:

On behalf of our client, Signal Genetics LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 14, 2014 (the “Comment Letter”), relating to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Revised Registration Statement”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

Inside Front Cover Page, page ii

1.	We note your revised disclosure in response to comment 8 of our letter dated December 6, 2013 and we partially reissue the comment. Please add disclosure confirming the company is responsible for all the disclosure in the prospectus.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE ♦KAZAKHSTAN

Securities and Exchange Commission

February 13, 2014

The Company acknowledges the Staff’s comment and has included language in the Revised Registration Statement that the Company is ultimately responsible for all disclosure included in the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Critical Accounting Policies, page 54

2.	We note that your response to prior comment 13 disclosing A/R from non-contracted insurance companies represents 77% and 60% of gross A/R at 9/30/13 and 12/31/12 respectively. We also note that $1.2 million, 69% of gross A/R at 9/30/13 is aged greater than 90 days. Please discuss the methods, assumptions and estimates used in recording contractual allowance from non-contracted insurance companies. Also, please discuss your historical percentage of collection from this group, why there is such a large-balance greater than 90 days. Please provide further analysis of the lag-time in collections for this group.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 55 of the Revised Registration Statement to disclose the aging of the contractual allowances included in net accounts receivable for both September 30, 2013 and December 31, 2012 to show the net balances outstanding by aging category. In addition, we have revised the category for one of our customers for which we had an agreed upon payment policy and associated pricing discount to now be included in contracted insurance companies as sales to this customer are billed at the agreed upon price without any contractual allowances.

Contractual allowances from non-contracted insurance companies are determined based on the historical collection experience of each payor. Using our limited history, overall collections from non-contracted insurance companies have averaged 25-32% of list price. You will note that at September 30, 2013, the total allowance as a percentage of gross accounts receivable for non-contracted insurance companies is within this range with a net balance of 26% outstanding.

The total allowance as a percentage of gross accounts receivable for non-contracted insurance companies at December 31, 2012 is slightly above this range at a net balance of 34% outstanding. The difference in the 34% and our historical collection average of 25-32% is a direct result of approximately one third (or $307,000) of the December 31, 2012 gross accounts receivable for non-contracted insurance companies being collected at a higher rate of approximately 58% (or $179,000). This was known to us when completing our December 31, 2012 audit during late 2013.

In calculating the allowance, we have also taken into consideration the experience of our outside third-party service provider that assists us with collections and has had a longer history with these payors. The amounts greater than 90 days can take up to 12-14 months to be collected primarily due to the length of time spent on various correspondences between the Company and the payor. Often times we are asked to provide additional information from our physician clients and this too can be a lengthy process.

Securities and Exchange Commission

February 13, 2014

3.	We note your response to comment 17 that you have not provided disclosures about the delay in adoption of new or revised accounting standards in your significant accounting policies footnotes as you have not, to date, delayed the adoption of any accounting standards. Please expand your disclosures on page 8, 43 and 61 of your amended registration statement to indicate the adoption date and include similar disclosures about the delay in adoption of new or revised accounting standards in your significant accounting policies footnotes.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8, 42 and 61 of the Revised Registration Statement to note that while the Company has not, to date, delayed the adoption of any accounting standards (as permitted by the JOBS Act), it may in the future avail itself of the extended transition period for complying with new or revised accounting standards.

Business, page 62

Relationship with University of Arkansas, leader and in the study and treatment of MM, page 70

4.	We note the statement added on page 71 in response to comment 19 of our letter dated December 6, 2013. Please revise the disclosure in this section to clearly statement percent of revenues attributable to UAMS.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 71 of the Revised Registration Statement to include the percentage of revenues attributable to UAMS.

Management, page 88

5.	We note the lack of disclosure regarding employment for Douglas Schuling after May 2011. Please revise to disclose any positions held from that time until present. If no positions were held, so state.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 89 of the Revised Registration Statement to clarify that Mr. Schuling retired in May 2011 and that since that time he has acted as an independent consultant.

Executive Compensation, page 92

6.	We note the response to comment 31 of our letter dated December 6, 2013 that you do not have an employment agreement with Mr. Johnson. Please disclose whether you have any compensation arrangements or agreements, written or otherwise, with Mr. Johnson. If so, please discuss the material terms.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has no compensation arrangements or agreements, written or otherwise, with Mr. Johnson. The Company has revised the disclosure on page 93 of the Revised Registration Statement to include this clarification.

Securities and Exchange Commission

February 13, 2014

Security Ownership of Certain Beneficial Owners and Management, page 98

7.	We note the disclosure added to footnotes one and two that the amounts do not include shares that have not vested. Please reconcile with the disclosure in footnote one that these amounts include options that are exercisable within 60 days. Please advise or revise.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 100 of the Revised Registration Statement to reconcile the inconsistent language noted by the Staff.

Certain Relationships and Related Transactions, page 99

8.	We note your revised disclosure in response to comment 33 of our letter dated December 6, 2013 and we reissue the comment. Please revise to name the guarantors of the guaranty and security agreement. See Item 404(a) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 101 of the Revised Registration Statement to provide the names of the subsidiary guarantors to the guaranty and security agreement.

9.	We note the disclosure that you have repaid principal and interest on the Secured Demand Promissory Note from borrowing from another entity controlled by Mr. LeBow. Please add disclosure regarding this and any other additional borrowings from related parties, as required by Item 404 of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 101 of the Revised Registration Statement to provide additional information concerning all borrowings from entities controlled by Mr. LeBow.

Financial Statements

Notes to Consolidated Financial Statements, page F-7

Securities and Exchange Commission

February 13, 2014

Summary of Significant Accounting Policies, page F-7

10.	We note your response to prior comment 36 stating zero allowance for doubtful accounts was recorded based on aging of A/R and historical collection experience. Your A/R schedule shows 69% of gross A/R is greater than 90 days old. Please further explain your disclosure that you have not had any bad debts from any of your contracted customers or noncontracted insurance companies. Please clarify if your policy is the same for contracted customers and noncontracted insurance companies and at what point you would write off A/R, your policy on pursuing appeals, reconsideration of claims denied and what methods and procedures were used to determine zero allowance for doubtful accounts.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 55 of the prospectus to disclose the aging of the contractual allowances included in net accounts receivable for both September 30, 2013 and December 31, 2012 to show the net balances outstanding by aging category. For contracted insurance companies, including direct bill clients such as UAMS, the Company’s historical collection experience has approximated 100% to date. For the non-contracted insurance companies, the Company records the accounts receivable based upon historical collection experience by adjusting net revenues. The Company continually evaluates collections and adjusts accounts receivable by adjusting net revenues, if necessary. The Company’s policy is to exhaust all appeals available to us; however, we continually monitor the status of such appeals and adjust our accounts receivable based upon the status. Once all appeals are exhausted, the Company would write off any remaining accounts receivable by adjusting net revenues. In addition, whenever claims are denied, the Company evaluates the justification for the denial and will resubmit the claim along with additional requested information. The Company takes each test’s status into account and adjusts our accounts receivable at the end of each quarter based upon the current status.

11.	We note your response to prior comment 38. Please explain how the contractual allowance recorded for revenue for the year ended December 31, 2012 of $2M reconciles with the contractual allowance balance in your A/R aging schedule of $608,467 at December 31, 2012.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the contractual allowances recorded on revenue of $2 million represents allowances on all revenue during the year while the $608,467 contractual allowance shown on the accounts receivable aging schedule represents what is remaining on open accounts receivable as of December 31, 2012. The difference represents amounts that have been collected and settled prior to December 31, 2012 and are no longer outstanding. Any differences between the actual collections and the contractual allowances previously recorded were adjusted through net revenue.

12.	We note your response to prior comment 39 disclosing the amount of contractual allowances recorded for non-contracted payors is $2 million and $1.3 million for the years ended December 31, 2012 and December 31, 2011, respectively. We also note your aging schedule of A/R showing $1.4 million balance of which $1.2 million is greater than 90 days as of September 30, 2013. Please provide a detailed analysis of your historical collection patterns for these payors. Please further explain how you have determined that revenue estimated for non-contracted payers is deemed to be fixed and determinable.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 55 of the prospectus to disclose the aging of the contractual allowances included in net accounts receivable for both September 30, 2013 and December 31, 2012 to show the net balances outstanding by aging category. Using our limited history, overall collections from non-contracted insurance companies have averaged 25-32%. Additionally, we have also taken into consideration the history of our third-party service provider that assists us with collections and has had a longer history with these payors. We believe that this combined historical evidence with our payors allows us to make appropriate assumptions and estimates relating to expected contractual adjustments from the non-contracted insurance companies with which we deal to deem these revenues to be fixed and determinable.

Securities and Exchange Commission

February 13, 2014

Research and Development, page F-9

13.	We note your response to prior comment 40 and understand that you have not included an allocation of any indirect costs in research and development. FASB ASC paragraph ASC 730-10-25-2(e) requires that research and development costs shall include a reasonable allocation of indirect costs. Tell us why you believe this guidance does not apply to you.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that to date research and development costs have not been significant and have consisted of only the costs of materials and outside consulting services. We have not incurred any material internal costs. When the Company’s activities change to include personnel and other internal costs in research and development activities, the Company will include an allocation of indirect costs in accordance with ASC 730-10-25-2(e).

Part II

Exhibits

14.	Exhibits 10.9 and 10.11 appear to be missing exhibits, schedules and/or attachments. Please file each agreement in its entirety, as required by Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and has provided the missing exhibits, schedules and/or attachments to Exhibits 10.9 and 10.11.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0380.

Sincerely,

/s/ DANIEL I. GOLDBERG

Daniel I. Goldberg

cc. Sam Riccitelli, President and CEO of Signal Genetics LLC